MASSACHUSETTS FINANCIAL SERVICES COMPANY

500 Boylston Street, Boston, Massachusetts 02116-3741

617 - 954-5000

May 19, 2009

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

MFS® Series Trust I (the “Trust”) on behalf of MFS® Core Equity Fund (the “Fund”); Registration Statement on Form N-14 (File No. 333-158505) (the “Registration Statement”), Filed with the Securities and Exchange Commission on April 9 , 2009

Ladies and Gentlemen:

On April 9, 2009, the Trust filed, on behalf of the Fund, the Registration Statement on Form N-14, and on May 15, 2009, the Trust filed, on behalf of the Fund, Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), each pursuant to (1) the Securities Act of 1933, as amended (the “1933 Act”), (2) General Instruction B to Form N-14 and (3) Regulation S-T. The Registration Statement and the Amendment were filed for the purpose of effecting a reorganization of the MFS New Endeavor Fund, a series of MFS Series Trust X (the “New Endeavor Fund”), with the Fund, pursuant to which the Fund will acquire all of the assets and liabilities of the New Endeavor Fund.

Acceleration of Effective Date

Pursuant to Rule 461 of the 1933 Act, the requests of the Trust and its distributor, MFS Fund Distributors, Inc., to accelerate the effective date of the Amendment to May 20, 2009, are enclosed.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5843.

Sincerely,

/s/ Brian E. Langenfeld
Brian E. Langenfeld
Senior Counsel

cc:	Mr. John Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

MFS SERIES TRUST I

500 Boylston Street, Boston, Massachusetts 02116-3741

617-954-5000

May 19, 2009

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

MFS® Series Trust I (the “Trust”) on behalf of MFS® Core Equity Fund (the “Fund”); Registration Statement on Form N-14 (File No. 333-158505) (the “Registration Statement”), Filed with the Securities and Exchange Commission on April 9, 2009

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Trust respectfully requests that the effectiveness of the above-referenced Registration Statement on Form N-14 be accelerated to May 20, 2009, or as soon thereafter as possible. The purpose of the Registration Statement is to effect a reorganization of MFS New Endeavor Fund (“New Endeavor Fund”) with the Fund, pursuant to which the Fund will acquire all of the assets and liabilities of the New Endeavor Fund.

If you have any questions concerning the foregoing, please call Brian Langenfeld at 617-954-5843.

Very truly yours,

MFS SERIES TRUST I

/s/ Brian E. Langenfeld
Brian E. Langenfeld
Assistant Secretary

cc:	Mr. John Grzeskiewicz
Securities and Exchange Commission
Division of Investment Management

Susan S. Newton
MFS Investment Management

MFS FUND DISTRIBUTORS, INC.

500 Boylston Street, Boston, Massachusetts 02116-3741

617-954-5000

May 19, 2009

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

MFS® Series Trust I (the “Trust”) on behalf of MFS® Core Equity Fund (the “Fund”); Registration Statement on Form N-14 (File No. 333-158505) (the “Registration Statement”), Filed with the Securities and Exchange Commission on April 9, 2009

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join the request of the Trust that the effectiveness of the above-referenced Registration Statement on Form N-14 be accelerated to May 20, 2009, or as soon thereafter as possible. The purpose of the Registration Statement is to effect a reorganization of MFS New Endeavor Fund (“New Endeavor Fund”) with the Fund, pursuant to which the Fund will acquire all of the assets and liabilities of the New Endeavor Fund.

If you have any questions concerning the foregoing, please call Brian Langenfeld at 617-954-5843.

Very truly yours,

MFS FUND DISTRIBUTORS, INC.

/s/ Susan S. Newton
Susan S. Newton
Assistant Secretary

cc:	Mr. John Grzeskiewicz
Securities and Exchange Commission
Division of Investment Management

Brian E. Langenfeld
MFS Investment Management